SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos.  333-123321 and 333-180369.

MER Telemanagement Solutions Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press Release: MTS Calls 2014 Annual Shareholders Meeting dated June 27, 2014.

99.2	Notice of and Proxy Statement for MER Telemanagement Solutions Ltd. Annual General Meeting of Shareholders to be held August 12, 2014.

99.3	Form of Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Date:  June 27, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Press Release: MTS Calls 2014 Annual Shareholders Meeting dated June 27, 2014.

99.2	Notice of and Proxy Statement for MER Telemanagement Solutions Ltd. Annual General Meeting of Shareholders to be held August 12, 2014.

99.3	Form of Proxy Card.